Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

March 7, 2023

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Registration Statement on Form F-1 Submitted February 10, 2023 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter February 23, 2023 in which you provided a comment to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on February 10, 2023. On the date hereof, the Company has submitted Amendment No. 1 to Registration Statement on Form F-1 (“Amendment No. 1”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Registration Statement on Form F-1 filed February 10, 2023

Overview, page 2

1.	We note that you have revised disclosure to describe your truckload fleet as of June 30, 2022, rather than as of the date of the prospectus. Please revise to also provide such information as of a recent date.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have updated the description of our truckload fleet as of the date of the prospectus throughout Amendment No. 1 on pages 2, 4, 64, 92 and 104.

Risk Factor Summary

No established public market for our shares prior to this offering, page 19

2.	Please revise to clarify your statement in this section that your “ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.” In that regard, we note your disclosure that if Nasdaq does not approve the listing application, this offering cannot be completed.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have further revised the disclosure regarding the listing of our ordinary shares on page 20.

ENFORCEABILITY OF CIVIL LIABILITIES, page 171

4.	We note your response to prior comment two and reissue it in part. Please revise to clarify those of your officers and directors who are located in the PRC and those that are located in Hong Kong.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we haver further revised the disclosure regarding the location of our directors and officers on page 172.

Financial Statements General, page F-1

5.	Referencing your response to prior comment 5 per your response letter dated December 23, 2022, please advise whether you still intend to include updated audited financial statements for the fiscal year ended December 31, 2022 in a future amendment to your filing. Otherwise please comply with the financial statement updating requirements of Form 20-F Item 8.A.4. and Instructions to Item 8.A.4., applicable by way of Form F-1 Item 4.a.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we will file an updated audited financial statements for the fiscal year ended December 31, 2022 in April 2023 in the next amendment.

Unaudited Interim Financial Statements as of and for the Six Months ended June 30, 2022 Note 13 - Shareholders’ Equity, page F-28

6.	Please expand your disclosure to describe whether your additional paid in capital balance of $2,957,300, as presented on page F-4, was contributed in cash or in other manner. Pursuant to Item 9.E.1. of Form 20-F, applicable via Form F-1 Item 4.a., ensure that only the cash contribution amount is reflected in the consideration by existing shareholders per your dilution table on page 62.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that a revised description regarding additional paid in capital balance will be added to our audited financial and footnotes for the year ended December 31, 2022 in the next amendment to Form F-1.

Note 15 - Subsequent Events, page F-29

7.

We note you disclosed that on January 19, 2023, you issued 528,000 Class A ordinary shares and 4,799,556 Class B ordinary shares to TZJ Global (BVI) Limited, and 6,671,444 Class A ordinary shares to 15 investors.

Please expand your disclosure to clarify whether you received any consideration in exchange for these issuances of shares, and if no consideration, reason for the issuances. Additionally, tell us how you have considered SAB Topic 4:D. and ASC 260-10-55-12 in concluding that these shares did not require retroactive adjustments to your historical financial statements for all periods presented, including earnings per share.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that a revised description regarding the considerations of the new issuances will be updated to our audited financial and footnotes for the year ended December 31, 2022 in the next amendment to Form F-1.

Exhibits

8.	Please have counsel revise the opinion filed as Exhibit 5.1 to include the number of shares being offered and upon which counsel is opining. Also, Exhibit 5.1 contains references to Warrant Shares, and Underwriter Warrants and the underlying Warrant Shares, which do not appear to be a part of this offering. Please have counsel revise or advise.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have attached an updated 5.1 opinion that has included the number of shares being offered and removed the language regarding Warrant shares.

9.	Please update your exhibit index to include any employment contracts required by Item 601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than the “forms of” employment agreement, director offer letter, and independent director offer letter. In the alternative, please tell us if these agreements are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have included all the executed employment agreement between the Company and director and officers, as well as independent director offer letters as exhibits 10.1, 10.2, 10.3, 10.4, 10.5 and 10.6.

General

10.	Please revise your registration statement to include signatures of at least a majority of your board of directors. Refer to Instruction 1 of the signature page to Form F-1.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised to Amendment No. 1 to include signatures all existing board of directors.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer

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